Exhibit 11

SELECTIVE INSURANCE GROUP, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

First Quarter 2016	Income (Numerator)	Shares (Denominator)	Per Share Amount
(in thousands, except per share amounts)
Basic Earnings Per Share ("EPS"):
Net income available to common stockholders	$37,032	57,675	$0.64

Effect of dilutive securities:
Stock compensation plans	—	832

Diluted EPS:
Net income available to common stockholders	$37,032	58,507	$0.63

First Quarter 2015	Income (Numerator)	Shares (Denominator)	Per Share Amount
(in thousands, except per share amounts)
Basic EPS:
Net income available to common stockholders	$39,708	56,801	$0.70

Effect of dilutive securities:
Stock compensation plans	—	919

Diluted EPS:
Net income available to common stockholders	$39,708	57,720	$0.69